SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2002

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]        Form 40-F [   ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [   ]        No [X]

         [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

SIGNATURES

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V.

(Registrant)

	By:	/s/ Rodrigo Pliego Abraham Rodrigo Pliego Abraham Chief Financial Officer

Dated: December 2, 2002.

www.grupoelektra.com.mx

Mexican Authorities Give Preliminary Approval to
Operate as Afore Retirement Account Manager

• Knowledge of Mexico’s Working Class Key for Approval

• New Financial Product Further Leverages Existing Assets

         Mexico City, December 2, 2002 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer and consumer finance company, announced today that it has received preliminary approval from Mexico’s National Retirement Savings System Commission (CONSAR) to operate as an Afore retirement account manager. The decision is subject to final approval and certification following the completion of all necessary operating requirements within the next three months.

         “Our projected Afore, to be a wholly owned subsidiary of Grupo Elektra, is one more example of key services that the Company offers Mexico’s low and middle-income consumers, extending the range of financial products available through our superior retailing network,” said Javier Sarro, chief executive officer of Grupo Elektra. “Nobody knows our target market better than Grupo Elektra.”

         Afore retirement funds management services will be available at all of Grupo Elektra’s more than 800 stores in Mexico. This will allow further leverage of our extensive national retail network. Assuming the successful final certification, Grupo Elektra expects to begin operating the accounts during the first quarter of 2003.

         “Once we have the final certification, we will be able to offer this new product to our customers which will provide the Company with another venue of growth and will also enhance our long-term relationship with such customers. We are confident that we will be able to fill an unserved niche in the Afore market by offering specialized attention and attractive prices,” said Rodrigo Pliego, chief financial officer of Grupo Elektra.

         Private management of Mexico’s worker retirement accounts began in 1997 following a legal reform of the country’s National Social Security Law. Currently, Mexico’s 11 Afores have close to $30 billion in assets under management from 29 million workers.

We invite you to visit our corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Investor Relations Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Bernardo Bouffier Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 bbouffier@elektra.com.mx